Exhibit 99.2

Nomad Foods Announces Closing of Public Offering of Ordinary Shares

FELTHAM, England – March 22, 2019 – Nomad Foods Limited (NYSE: NOMD) today announced the closing of its previously announced underwritten public offering of 20,000,000 ordinary shares, including 2,608,695 shares issued pursuant to the exercise, in full, of the option to purchase additional shares granted to the underwriters in connection with the offering. The ordinary shares were issued at a purchase price of $20.00 per share, for aggregate gross proceeds to Nomad Foods of approximately $400.0 million, before deducting underwriting discounts and commissions and offering expenses payable by Nomad Foods.

Nomad Foods intends to use the net proceeds from the offering for general corporate purposes.

Goldman Sachs & Co. LLC, Barclays, Citigroup, Credit Suisse and UBS Investment Bank acted as bookrunners, and SunTrust Robinson Humphrey, BTIG, LLC and CJS Securities acted as co-managers for the offering.

A shelf registration statement on Form F-3ASR relating to the ordinary shares offered in the public offering described above was filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2018 and was automatically effective upon filing. The final prospectus supplement relating to the offering was filed with the SEC on March 20, 2019 and is available on the SEC’s web site at www.sec.gov. Copies of the final prospectus supplement and the accompanying base prospectus relating to the offering of ordinary shares may also be obtained from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com; Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: 800-831-9146); Credit Suisse Securities (USA) LLC, by mail: Attn: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, by phone: 1-800-221-1037, by e-mail: usa.prospectus@credit-suisse.com; or UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: 888-827-7275 or email: olprospectusrequest@ubs.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. The company’s portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie’s and Goodfella’s, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Certain statements in this announcement are forward-looking statements which are based on Nomad Foods’ expectations and intentions and other matters that are not historical facts, including, but not limited to, statements regarding Nomad Foods’ use of proceeds of this offering. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, market and other general economic conditions. These forward-looking statements are made as of the date of this press release and Nomad Foods assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ from those projected in such forward-looking statements. Investors should refer to the risk factors set forth in the 2018 Annual Report on Form 20-F filed by Nomad Foods with the SEC on February 28, 2019.

Nomad Foods Contacts

Investor Relations Contacts

Taposh Bari, CFA

Nomad Foods Limited

+1-718-290-7950

John Mills

ICR, Partner

+1-646-277-1254

Media Contact

Felipe Ucros / Josh Clarkson

Gladstone Place Partners

+1-212-230-5930

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